July 13, 2005



Mr. Mark A. Ruth
Principal Financial and Accounting Officer
Tengasco, Inc.
603 Main Avenue
Knoxville, Tennessee  37902


	Re:	Tengasco, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 31, 2005
		Form 10-Q for Fiscal Quarter Ended March 31, 2005
      Filed May 11, 2005
		File No. 1-15555


Dear Mr. Ruth:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Financial Statements

1. Net loss after the cumulative effect of changes in accounting principles should be positioned before deducting dividends on preferred stock necessary to arrive at net loss attributable to common stockholders.

Summary of Significant Accounting Policies, page F-10

Oil and Gas Properties, page F-12

2. We note that you follow the full cost method for your oil and gas operations. Please disclose the information required under Regulation S-X, Rule 4-10(c)(7), applicable to registrants following the full cost method.

Concentration of Credit Risk, page F-15

3. You indicate that you are dependent on a small number of
customers
for the sale of gas from the Swan Creek Field and have a
concentration of credit risk with several customers.   Please
disclose revenues attributable to each single customer
contributing
10 percent or more or your total revenues to comply with paragraph
39
of SFAS 131.

Engineering Comments

Business, page 1

The Swan Creek Field, page 3

Swan Creek Production and Development, page 3

4. You state that the experienced decline in actual production levels from existing wells in the Swan Creek Field was expected and does not diminish either the shut-in pressure or the Company`s actual reserves in the field. Please reconcile this statement to us, as to past expectations and actual reserves, with the 41% negative gas reserve revision taken in 2004 and forecasts in both production levels and reserves from past reserve reports.

Oil and Gas Reserves (unaudited), page F-32

5. We do not understand how, based on your past decline rate, you will be able to recover the gas reserves that you report as proved developed producing reserves. Please clarify this for us.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Gary Newberry at (202) 551-3761, or Karl
Hiller,
Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

								Sincerely,



								H. Roger Schwall
								Assistant Director

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Mr. Mark A. Ruth
Tengasco, Inc.
July 13, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
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